UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 11-K
(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-8649

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420-1196

THE TORO COMPANY RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
The Toro Company Retirement Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Toro Company Retirement Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.

Minneapolis, Minnesota
June 24, 2021

THE TORO COMPANY RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
ASSETS
Assets held by trustee, at fair value and contract value:
Investments at fair value	$1,413,712,662	$1,284,400,302
Investments at contract value	—	6,612,093
Total assets held by trustee, at fair value and contract value	1,413,712,662	1,291,012,395

Receivables:
Employer contribution receivable	—	10,611,052
Employee contribution receivable	—	296,660
Dividends receivable on The Toro Company Common Stock	1,191,807	1,321,016
Notes receivable from participants	1,299,595	2,668,248
Assets in-transit from merged plan	7,309,025	—
Other receivable due to investments in transit	—	35,961
Total receivables	9,800,427	14,932,937

Net assets available for benefits	$1,423,513,089	$1,305,945,332

See accompanying Notes to Financial Statements.

THE TORO COMPANY RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Investment income:
Net appreciation in the fair value of investments	$178,994,314	$262,371,201
Interest and dividends	17,787,694	16,459,097
Net investment income	196,782,008	278,830,298

Contributions:
Employer cash contributions	17,619,041	21,760,120
Employee contributions	31,487,302	23,251,184
Rollover contributions	32,074,713	3,529,468
Total contributions	81,181,056	48,540,772

Deductions from net assets:
Benefit payments	(167,277,895)	(124,567,122)
Administrative and other	(482,134)	(394,071)
Total deductions from net assets	(167,760,029)	(124,961,193)

Net increase in net assets available for benefits	110,203,035	202,409,877

Transfer of assets and participant notes receivable from merged plan	7,364,722	131,422,151

Net assets available for benefits:
Beginning of year	1,305,945,332	972,113,304
End of year	$1,423,513,089	$1,305,945,332

See accompanying Notes to Financial Statements.

THE TORO COMPANY RETIREMENT PLAN
Notes to Financial Statements
December 31, 2020 and 2019

1	Summary Description of Plan
The following description of The Toro Company Retirement Plan ("Plan"), formerly known as The Toro Company Investment, Savings and Employee Stock Ownership Plan, is provided for general information purposes only. Current and former employees ("Participants") of The Toro Company ("Company" or "Plan Administrator") and its related companies that adopt the Plan should refer to the Plan document, amended and restated effective January 1, 2016, for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan formed for the purpose of providing retirement benefits to Participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). There is a profit sharing portion and an employee stock ownership plan ("ESOP") portion of the Plan. The portions of Participant accounts that hold the Company's common stock, par value $1.00 per share ("Common Stock"), are included in the ESOP portion of the Plan. The portions of Participant accounts that do not hold the Company's Common Stock are included in the profit sharing portion of the Plan.
Eligibility for Participation in Plan
Current employees of the Company are eligible to contribute to the Plan through their own salary reduction contributions after they have completed 30 consecutive days of employment. Once eligible, employees become automatically enrolled to make salary reduction contributions and become Participants, unless they affirmatively elect otherwise.
Contributions and Vesting
Upon becoming eligible to contribute to the Plan, Participants are automatically enrolled to contribute four percent of their pre-tax compensation to the Plan through salary reduction contributions. However, Participants may affirmatively elect otherwise, either not to contribute to the Plan, to contribute at a different pre-tax rate, or to contribute on an after-tax basis with a Roth option. Participants who are automatically enrolled are automatically covered by an escalation provision that increases their rate of pre-tax contribution by one percent each calendar year, not to exceed ten percent of the Participant's pre-tax compensation, beginning on the first payday on or after the first day of June, unless the Participant affirmatively elects otherwise. The Plan states that total contributions, including both pre-tax contributions and after-tax contributions, as applicable, cannot exceed 25 percent of a Participant's compensation. Participants can elect to contribute on a pre-tax, or after-tax basis under the Roth option, at a rate of their choosing, ranging from one percent to 25 percent of their compensation, in one percent increments, subject to contribution limits set by federal tax law and published by the Internal Revenue Service (“IRS”). Participants are immediately 100 percent vested in their own salary reduction contributions.
The Company makes matching contributions to the Plan with respect to a Participant's salary reduction contributions. These matching contributions are equal to 100 percent of a Participant's salary reduction contributions, including catch-up contributions, not to exceed four percent of the Participant's eligible compensation. Such matching contributions vest in full upon completion of two years of vesting service, which is defined as a Plan year in which a Participant is credited with at least one hour of service.
Participants may also be eligible for discretionary annual contributions that may be made by the Company to the Plan on their behalf, which could include contributions in cash or contributions to the ESOP portion of the Plan in the form of Common Stock. Participants are eligible to receive discretionary annual contributions in a given year, if applicable, if they have already met the eligibility requirements to be a Participant in the Plan, were employed by the Company on the last day of the respective Plan year, and have completed 1,000 hours of service during the respective Plan year.
Discretionary annual contributions made by the Company in cash are invested based on a Participant's selection of investment options, and thus could be included in either the ESOP portion of the Plan or the profit sharing portion of the Plan depending on their investment elections. To the extent that a discretionary annual cash contribution is made by the Company for a Plan year, it is allocated among eligible Participants based on each Participant's eligible compensation for the Plan year, plus the Participant's eligible compensation above the Social Security taxable wage base. A discretionary annual cash contribution was made by the Company on behalf of Participants related to the Plan year ended December 31, 2019. No such discretionary annual contribution was made for the Plan year ended December 31, 2020. To the extent that a discretionary annual contribution is made by the Company for a Plan year in the form of Common Stock, it is allocated based on the Participant's eligible compensation for the Plan year. The Company did not make ESOP contributions in the form of Common Stock during the Plan years ended December 31, 2020 and 2019. Discretionary annual contributions made by the Company, including both contributions in cash and in the form of Common Stock, and earnings attributable thereto, vest at a rate of 20 percent after one year of vesting service, with an additional 20 percent vesting each year of vesting service thereafter until the Participant is 100 percent vested.
Rollovers
Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans. Participants are allowed to subsequently withdraw or transfer such amounts that they previously rolled into the Plan. Transfers of Participants’ interests are made by Fidelity Management Trust Company, acting as the trustee of the Plan ("Trustee"), and are recorded when paid or transferred, respectively.
Participant Accounts
Participants may choose to have their accounts, including those initially invested in Common Stock, invested in any of the investment options made available under the Plan or, subject to certain limitations, in Common Stock. No more than 25 percent of a Participant's contributions, and contributions made by the Company on their behalf, may be invested in Common Stock. All contributions to the Plan are made to a trust that holds all of the assets of the Plan.
Forfeiture
Upon a Participant's termination of service due to resignation, discharge, or retirement prior to the Plan's retirement age of 65, the unvested portion of such Participant's account balance is forfeited. During the years ended December 31, 2020 and 2019, forfeited non-vested contributions and earnings attributable thereto, including matching contributions and discretionary annual contributions, as applicable, totaled $0.2 million. Forfeited amounts are used to offset future Company contributions.
Payment of Benefits
Upon a Participant's termination of service due to death, disability, resignation, discharge, and retirement, such Participant, or a designated beneficiary in the event of termination of service due to death or disability, is eligible to receive distribution payments in the form of a lump-sum payment or in installments in an amount equal to the value of such Participant's vested interest in the Plan. Participants may request hardship withdrawals under IRS guidelines in the event of a defined financial hardship which cannot be reasonably met from other resources of the Participant. In addition, at age 59½, Participants are able to take in-service withdrawals in an amount equal to the value of the Participant's vested interest in the Plan. To the extent an account is invested in Common Stock, a withdrawal or distribution can be in the form of Common Stock or cash. Benefit payments are made by the Trustee and are recorded when paid or transferred, respectively.
Following the outbreak of the novel coronavirus ("COVID-19"), on March 27, 2020, the Coronavirus, Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act, in part, was intended to provide economic relief in the midst of the global COVID-19 pandemic by making certain relief provisions available to tax qualified retirement plans and their participants. The Plan adopted certain provisions of the CARES Act effective as of January 1, 2020, including those that allowed Participants to withdraw "coronavirus-related distributions" ("CARES Act Distributions") of up to $100,000 without penalty from January 1, 2020 until December 31, 2020. Participants, at their election, may repay such distributions to the Plan over a three-year period, or retain the distributed amounts, creating a taxable event. CARES Act Distributions were recorded as benefit payments in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020. Additionally, the Plan adopted CARES Act provisions that waived required minimum distributions for the 2020 calendar year.
Plan Mergers and Transfers
Venture Products Inc. 401(k) Retirement Plan and Trust
On March 2, 2020, the Company completed its acquisition of Venture Products, Inc., a privately held Ohio corporation. Effective December 31, 2020, The Venture Products Inc. 401(k) Retirement Plan and Trust ("VPI Plan") merged with, and into, the Plan ("VPI Plan Merger"). On December 31, 2020, the formal transfer of all assets, including in-kind investments, of the VPI Plan into the Plan was initiated. The transfer of such assets of the VPI Plan, in the amount of $7.4 million, was included within transfer of assets and participant notes receivable from merged plan in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020. Of such amount, $7.3 million was recorded as assets in-transit from merged plan on the Statement of Net Assets Available for Benefits as of December 31, 2020 as the transfer from the custodian of the VPI Plan investments to the Trustee was not completed until January 4, 2021 and $0.1 million of outstanding Participant loans was recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2020.

The Charles Machine Works, Inc. 401(k) Plan
On April 1, 2019, the Company completed its acquisition of The Charles Machine Works, Inc. ("CMW"), a privately held Oklahoma corporation. Effective December 31, 2019, The Charles Machine Works, Inc. 401(k) Plan ("CMW Plan") merged with, and into, the Plan ("CMW Plan Merger"). As of December 31, 2019, the formal transfer of all assets, including in-kind investments, of the CMW Plan into the Plan had not yet been initiated and the CMW Plan assets remained invested with Massachusetts Mutual Life Insurance Company ("CMW Plan Custodian" or "MassMutual") within their previous investment designations. As a result, MassMutual represented a custodian and record keeper of the Plan as of December 31, 2019 and until the formal transfer of all assets of the CMW Plan from MassMutual to the Trustee occurred on February 3, 2020. As the CMW Plan Merger was effective as of December 31, 2019, the transfer of $131.4 million of assets of the CMW Plan was included within transfer of assets and participant notes receivable from merged plan in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019; of which $122.2 million was recorded as investments at fair value, $6.6 million was recorded as investments at contract value, and $2.6 million of outstanding Participant loans was recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2019.
The Charles Machine Works, Inc. Employee Stock Ownership Plan and Trust
Prior to being acquired, CMW also maintained The Charles Machine Works, Inc. Employee Stock Ownership Plan and Trust ("CMW ESOP Plan") for the benefit of its employees. On the date of acquisition, April 1, 2019, the Company acquired all outstanding shares of stock in the CMW ESOP Plan in exchange for cash consideration, participants and beneficiaries became 100 percent vested with respect to their account balances, and the CMW ESOP Plan was legally terminated and liquidation became imminent. As part of the plan of termination, CMW ESOP Plan participants were given several options as to how their account balances could be disbursed from the CMW ESOP Plan, one of which was to roll over funds to the Plan. Such rollovers to the Plan occurred during the 2020 Plan year and are included within rollover contributions on the Statement of Net Assets Available for Benefits as of December 31, 2020.
Termination Rights
Although the Company has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions to the Plan at any time and may also terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination of the Plan, Participant account balances would become fully vested and would be distributed to Participants.

2	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying Financial Statements of the Plan are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and are presented on the accrual basis of accounting.
Accounting Estimates
The preparation of the Financial Statements and any Supplemental Schedules in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has investments in a variety of investment funds that, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value, except for the Plan's fully benefit-responsive investment contract held as of December 31, 2019, which was stated at contract value as of such date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Refer to Note 3, Fair Value Measurement, for additional information regarding the fair value measurements of the Plan's investments. Purchases and sales of all investments are recorded on a trade-date basis. Net appreciation, or depreciation, includes the Plan's gains, or losses, respectively, on investments bought and sold, as well as held during the year and is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Concentrations of Risk
At December 31, 2020 and 2019, approximately 30 percent and 33 percent of the investments of the Plan, respectively, were invested in Common Stock. As a result of this concentration, net assets available for benefits are particularly sensitive to changes in the fair value of investments in Common Stock. The underlying value of the Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.
Notes Receivable from Participants
In general, the Plan does not permit loans to Participants from their individual accounts. However, outstanding Participant loans transferred into the Plan as a result of plan mergers with, and into, the Plan, such as the VPI Plan Merger and the CMW Plan Merger effective December 31, 2020 and December 31, 2019, respectively, remain outstanding in accordance with the existing terms of the promissory notes and plan loan policies in effect immediately before the respective mergers. Participant loans are recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits. Such Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and related fees are recorded as administrative expense when incurred. No allowance for current expected credit losses has been recorded on the outstanding Participant loan balance as of December 31, 2020 or 2019.
During the year ended December 31, 2020, the Plan adopted provisions of the CARES Act that allowed certain COVID-19 affected Participants with preexisting loans with payment dates between March 27, 2020 and December 31, 2020 to suspend repayment through December 31, 2020. Following December 31, 2020, loans with suspended payments will be reamortized and payments will recommence.
Indirect Investments in Fully Benefit-Responsive Investment Contracts
The Plan indirectly invests in fully benefit-responsive investment contracts and security-backed contracts through the Plan's investment in the Vanguard Retirement Savings Trust IV, held as of December 31, 2020 and 2019. An investment contract is a contract issued by a financial institution to provide a consistent return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Investments in the Vanguard Retirement Savings Trust IV were recorded at a fair value of $80.1 million and $72.8 million as of December 31, 2020 and 2019, respectively. Investments in the Vanguard Retirement Savings Trust IV are categorized as common collective trust funds for the years ended December 31, 2020 and 2019 in Note 3, Fair Value Measurement. The yield earned by the Vanguard Retirement Savings Trust IV was approximately three percent as of December 31, 2020 and 2019.
Fully Benefit-Responsive Investment Contract
At December 31, 2019 and as a result of the CMW Plan Merger, the Plan held a fully benefit-responsive investment contract with MassMutual through the MassMutual SAGIC Diversified II. During the Plan year ended December 31, 2020, investments in the MassMutual SAGIC Diversified II were liquidated at contract value upon the formal transfer of all assets of the CMW Plan from MassMutual to the Plan's Trustee on February 3, 2020 and as a result, are not included in net assets available for benefits as of December 31, 2020.
The MassMutual SAGIC Diversified II was a market value separate investment account ("SIA") of MassMutual managed by Barings LLC ("Barings") and was offered under a MassMutual group annuity contract that provided a MassMutual general account guarantee to pay a stated rate of return, generated from investments in a diversified portfolio of primarily investment-grade fixed income securities including but not limited to, corporate, U.S. government and agency, foreign issuer and private placement bonds, and mortgage-backed and other asset-backed securities. The SIA was stated at contract value, as reported to the Plan by Barings. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value was the relevant measurement attributable because contract value was the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Administrative Expenses
Administrative costs of the Plan are shared by the Company and Participants, depending upon the type of administrative cost, and are recorded when the expense has been incurred. Investment management fees are netted against investment income.
New Accounting Pronouncements Adopted
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820) - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amended guidance was adopted as of January 1, 2020 and did not have a material impact on the Financial Statements and Notes to Financial Statements of the Plan.

3	Fair Value Measurement
The Plan categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The Plan's investments in mutual funds, money market funds, and Common Stock are classified as Level 1 assets in the fair value hierarchy. Mutual funds and investments in Common Stock are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. Money market funds are open-end, actively traded mutual funds that are registered with the United States Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. Investments held within the self-directed brokerage account are classified as Level 1 assets in the fair value hierarchy and primarily consist of mutual funds and common stocks that are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. The Plan's investments in common collective trust funds are classified as Level 2 assets in the fair value hierarchy. Common collective trust funds have the characteristics of a structure similar to a mutual fund and are valued based on the readily determinable quoted market price that each fund publishes at the end of each day. While the underlying assets in a common collective trust fund are actively traded on an exchange, the funds themselves are not and, therefore, are classified as Level 2 assets in the fair value hierarchy.
The Plan's assets measured at fair value as of December 31, 2020 and 2019 are summarized below:

2020	Total	Level 1	Level 2	Level 3
Mutual funds	$422,862,929	$422,862,929	$—	$—
Common collective trust funds	526,523,993	—	526,523,993	—
Money market funds	19,030,982	19,030,982	—	—
Self-directed brokerage	14,688,721	14,688,721	—	—
The Toro Company Common Stock	430,606,037	430,606,037	—	—
Investments at fair value	$1,413,712,662	$887,188,669	$526,523,993	$—

2019	Total	Level 1	Level 2	Level 3
Mutual funds	$408,581,796	$408,581,796	$—	$—
Common collective trust funds	437,988,115	—	437,988,115	—
Money market funds	5,439,833	5,439,833	—	—
Self-directed brokerage	11,398,218	11,398,218	—	—
The Toro Company Common Stock	420,992,340	420,992,340	—	—
Investments at fair value	$1,284,400,302	$846,412,187	$437,988,115	$—

4	Party-in-Interest Transactions
As of December 31, 2020, the Trustee and the Company are parties-in-interest with respect to the Plan. As of December 31, 2019 and until the formal transfer of all assets of the CMW Plan from MassMutual to the Plan's Trustee occurred on February 3, 2020, the CMW Plan Custodian was also a party-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to Participants include investment funds under a self-directed brokerage account and money market funds and mutual funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as "prohibited transactions" under ERISA Section 408(b). The Plan had no prohibited transactions with parties-in-interest during 2020 and 2019.
Transactions involving Common Stock qualify as party-in-interest transactions that are exempt from the prohibited transaction rules under ERISA. At December 31, 2020 and 2019, the Plan held 4,540,219 and 5,284,065 shares of Common Stock, respectively, with a cost basis of approximately $75.9 million and $79.7 million, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income on shares of Common Stock of $4.9 million and $5.2 million, respectively.

5	Plan Tax Status
The Plan Administrator received a favorable determination letter dated November 1, 2017 from the IRS stating that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code ("IRC") and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's management believes that the Plan is no longer subject to income tax examinations for years prior to 2016.

6	Subsequent Events
The Company evaluated all subsequent events through June 24, 2021, the date that the Financial Statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

THE TORO COMPANY RETIREMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	T. Rowe Price International Discovery Fund I Class	Mutual Fund	**	$18,507,080
	Vanguard Institutional Index Fund	Mutual Fund	**	214,090,436
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual Fund	**	58,620,294
	Vanguard Small-Cap Index Fund Institutional Shares	Mutual Fund	**	10,556,623
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	23,630,167
	Goldman Sachs Small Cap Value Fund Institutional Class	Mutual Fund	**	21,974,511
	PIMCO International Bond Fund (Unhedged) Institutional Class	Mutual Fund	**	4,120,134
	PGIM Total Return Bond Fund Class R6	Mutual Fund	**	11,958,557
	American Funds EuroPacific Growth Fund® Class R-6	Mutual Fund	**	36,879,697
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	22,525,430
	Vanguard Retirement Savings Trust IV	Common Collective Trust	**	80,138,555
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	4,835,203
	Vanguard Target 2015	Common Collective Trust	**	12,386,226
	Vanguard Target 2020	Common Collective Trust	**	36,557,487
	Vanguard Target 2025	Common Collective Trust	**	103,481,414
	Vanguard Target 2030	Common Collective Trust	**	82,869,494
	Vanguard Target 2035	Common Collective Trust	**	65,736,040
	Vanguard Target 2040	Common Collective Trust	**	49,376,765
	Vanguard Target 2045	Common Collective Trust	**	39,315,925
	Vanguard Target 2050	Common Collective Trust	**	25,133,755
	Vanguard Target 2055	Common Collective Trust	**	18,259,058
	Vanguard Target 2060	Common Collective Trust	**	6,317,938
	Vanguard Target 2065	Common Collective Trust	**	2,116,133
*	Fidelity Treasury Only Money Market	Money Market Fund	**	19,030,982
*	Fidelity Brokerage Link	Pooled Brokerage Account	**	14,688,721
*	The Toro Company	The Toro Company Common Stock	**	430,606,037
*	Participant Loan Fund	Notes receivable from participants***	—	1,299,595
Total				$1,415,012,257
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for Participant-directed investments and therefore is not included.
***    304 loans outstanding with 1-5 year terms, maturing no later than September 2025, and interest rates of 4.25% - 6.50%.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Retirement Plan

Date: June 24, 2021	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Chief Financial Officer of The Toro Company (duly authorized officer, principal financial officer, and principal accounting officer)

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.